UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No. 4)*

Sears Holdings Corporation
(Name of Issuer)
Common Shares, $.01 par value
(Title of Class of Securities)

812350106
(CUSIP Number)

Bruce R. Berkowitz c/o Fairholme Capital Management, L.L.C. 4400 Biscayne Boulevard, 9th Floor Miami, FL 33137 (305) 358-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 17, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	812350106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fairholme Capital Management, L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[__]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

21,405,073

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

26,603,248

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
26,603,248

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.9%

14.	TYPE OF REPORTING PERSON*

IA

CUSIP No.	812350106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Bruce R. Berkowitz

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[__]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

913,000

8.	SHARED VOTING POWER

21,405,073

9.	SOLE DISPOSITIVE POWER

913,000

10.	SHARED DISPOSITIVE POWER	[_]

26,603,248

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
27,516,248

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.8%

14.	TYPE OF REPORTING PERSON*

IN, HC

CUSIP No.	812350106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fairholme Funds, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[__]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

16,335,473

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

16,335,473

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
16,335,473

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.3%

14.	TYPE OF REPORTING PERSON*

IV

CUSIP No.	812350106

Item 1.	Security and Issuer.

No material changes from the Schedule 13D filed by Fairholme Capital Management, L.L.C., a Delaware limited liability company ("Fairholme"), Fairholme Funds, Inc. (the "Fund"), a Maryland investment company, and Mr. Bruce R. Berkowitz, a United States citizen (collectively with Fairholme and the Fund, the "Reporting Persons") on February 27, 2015.

Item 2.	Identity and Background.

(a-c, f) This Schedule 13D/A is being filed jointly by the Reporting Persons.  The principal business address of the Reporting Persons is 4400 Biscayne Boulevard, 9th Floor, Miami, Florida 33137.
Mr. Berkowitz controls the sole member of Fairholme, an investment management firm that serves as the general partner, managing member and investment adviser to several investment funds, both public and private, including the Fund and separately managed accounts (collectively, the "Fairholme Funds").
(d) Mr. Berkowitz has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)  None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons have acquired their Shares of the Issuer for investment. The Reporting Persons evaluate their investment in the Shares on a continual basis.
The Reporting Persons reserve the right to be in contact with members of the Issuer's management, the members of the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.  In addition, the Reporting Persons will be in contact with members of the Issuer's management, the members of the Issuer's Board of Directors, other significant shareholders and others regarding the Reporting Persons' views on the long-term prospects of the Issuer.  The contact may include proposing or considering any of the actions enumerated in Item 4 of the instructions to Schedule 13D.
The Reporting Persons reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own.

Item 5.	Interest in Securities of the Issuer.

(a-e)  As of the date hereof, Fairholme may be deemed to be the beneficial owner of 26,603,248 Shares (24.9%) of the Issuer, based upon the 106,689,188 Shares outstanding as of November 27, 2015, according to the Issuer.  Fairholme has the sole power to vote or direct the vote of 0 Shares, Fairholme has the shared power to vote or direct the vote of 21,405,073 Shares, Fairholme has the sole power to dispose or direct the disposition of 0 Shares and Fairholme has the shared power to dispose or direct the disposition of 26,603,248 Shares to which this filing relates.
The Fund may be deemed to be the beneficial owner of 16,335,473 Shares (15.3%) of the Issuer, based upon the 106,689,188 Shares outstanding as of November 27, 2015, according to the Issuer. The Fund has the sole power to vote or direct the vote of 0 Shares, the Fund has the shared power to vote or direct the vote of 16,335,473 Shares, the Fund has the sole power to dispose or direct the disposition of 0 Shares and the Fund has the shared power to dispose or direct the disposition of 16,335,473 Shares to which this filing relates.  Of the 16,335,473 Shares deemed to be beneficially owned by the Fund, 14,497,773 are owned by The Fairholme Fund and 1,837,700 are owned by The Fairholme Allocation Fund, each a series of the Fund.
Mr. Berkowitz may be deemed to be the beneficial owner of 27,516,248 Shares (25.8%) of the Issuer, based upon the 106,689,188 Shares outstanding as of November 27, 2015, according to the Issuer.  Mr. Berkowitz has the sole power to vote or direct the vote of 913,000 Shares, Mr. Berkowitz has the shared power to vote or direct the vote of 21,405,073 Shares, Mr. Berkowitz has the sole power to dispose or direct the disposition of 913,000 Shares and Mr. Berkowitz has the shared power to dispose or direct the disposition of 26,603,248 Shares to which this filing relates.
The trading dates, number of Shares purchased or sold and the price per share for all transactions in the Shares during the last 60 days by the Reporting Persons are set forth in Exhibit B and were effected in the open market.
The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.
Item 7.	Material to be Filed as Exhibits.

Exhibit A	Joint Filing Statement

Exhibit B	A description of the transactions in the Shares that were effected by the Reporting Persons during the last 60 days is filed herewith as Exhibit B.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
December 18, 2015
(Date)

Fairholme Capital Management, L.L.C.

By: /s/ Paul Thomson
Chief Compliance Officer

Bruce R. Berkowitz

By: /s/ Paul Thomson
(Attorney-in-fact)

Fairholme Funds, Inc.
By: /s/ Paul Thomson
Chief Compliance Officer Fairholme Capital Management, L.L.C.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A
AGREEMENT
The undersigned agree that this Schedule 13D/A dated December 18, 2015 relating to the Common Shares, $.01 par value of Sears Holdings Corporation shall be filed on behalf of the undersigned.

Fairholme Capital Management, L.L.C.

By: /s/ Paul Thomson
Chief Compliance Officer

Bruce R. Berkowitz

By: /s/ Paul Thomson
(Attorney-in-fact)

Fairholme Funds, Inc.
By: /s/ Paul Thomson
Chief Compliance Officer Fairholme Capital Management, L.L.C.

Exhibit B
TRANSACTIONS IN SHARES BY ACCOUNTS ADVISED BY FAIRHOLME CAPITAL MANAGEMENT, L.L.C
Transaction	Date	Shares	Price
Purchase	10/27/2015	500	$22.5145
Purchase	11/02/2015	9,000	$23.0989
Purchase	11/04/2015	13,100	$24.0328
Purchase	11/30/2015	7,000	$22.0592
Purchase	12/03/2015	418,500	$18.9064
Purchase	12/04/2015	16,800	$19.711
Purchase	12/07/2015	137,800	$19.9925
Purchase	12/08/2015	98,000	$20.0174
Purchase	12/09/2015	14,000	$20.2587
Purchase	12/10/2015	40,000	$21.6269
Purchase	12/11/2015	153,600	$22.0111
Purchase	12/14/2015	23,200	$21.0297
Purchase	12/15/2015	38,900	$20.8896
Purchase	12/15/2015	2,700	$20.99
Purchase	12/16/2015	17,900	$20.3692
Purchase	12/17/2015	70,000	$19.6611
Purchase	12/18/2015	6,100	$19.34
Sell	11/30/2015	7,000	$21.3112
Sell	12/04/2015	15,600	$19.7547
Sell	12/07/2015	9,000	$19.8644
Sell	12/08/2015	32,800	$19.9525
Sell	12/09/2015	15,600	$20.1345
Sell	12/10/2015	17,000	$22.1137
Sell	12/11/2015	18,000	$22.0468
Sell	12/14/2015	26,900	$21.5554
Sell	12/15/2015	24,800	$20.9453
Sell	12/16/2015	10,000	$20.9769